Exhibit 99.1

ZK International Awarded the Championship Enterprise Award as One of the Top
Ten Manufacturing Companies in China at China’s Fourth Annual Manufacturing Power Forum

WENZHOU, China, February 11, 2019 -- ZK International Group Co., Ltd. (NASDAQ: ZKIN) (“ZKIN”, “ZK International” or the “Company”), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems, today announced that it was awarded of the Championship Enterprise Award at China’s Fourth Annual Manufacturing Power Forum.

During the ceremony, ZK received the Championship Enterprise Award, which recognized ten leading Chinese companies in their respective fields, for its leading position in the stainless-steel pipe industry and for its effort to promote a clean and safe water transmission pipe system. The event was organized by the Ministry of Industry and Information Technology, China’s Manufacturing Power Forum Committee and several media organizations.

China has placed water resource management as a high social priority and continues to develop a sophisticated piping system throughout the region. As the country upgrades its water distribution infrastructure, there is a growing demand for clean and safe water distribution in urban areas, residential real estate and hotels within China. ZK International is positioned to take advantage of these opportunities as one of the industry-leading stainless pipe manufacturers in the country.

Mr. Jiancong Huang, President and CEO of ZK International, stated, “We are honored to be acknowledged for our high quality products and leadership role in our industry at China’s Fourth Annual Manufacturing Power Forum. We remain focused on supporting the construction and modernization of China's infrastructure and being an integral part of its development.”

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com